Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Reporting Issuer

Greenfire Resources Ltd. (the “Corporation”)

800, 350 - 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Item 2	Date of Material Change

September 16, 2026

Item 3	News Release

The news release with respect to the material change referred to in this material change report was disseminated by the Corporation through a recognized newswire on September 16, 2026, and subsequently filed under the Corporation’s profile on the System for Electronic Data Analysis and Retrieval+ (SEDAR+) at www.sedarplus.ca and with the U.S. Securities Exchange Commission at www.sec.gov.

Item 4	Summary of Material Change

On September 16, 2026, the Corporation announced the completion of its previously announced C$775 million offering of rights (the “Rights”) to all eligible shareholders of the Corporation to purchase additional common shares of the Corporation (the “Common Shares”) which expired at 4:00 p.m. (Calgary time) on September 15, 2025 (the “Rights Offering”).

Item 5	Full Description of Material Change

On September 16, 2026, the Corporation announced the completion of the Rights Offering, the net proceeds of which were used to repay the Corporation’s C$575 million bridge facility and a portion of the other indebtedness incurred in connection with the Corporation’s recent acquisition of Connacher Oil and Gas Limited. Upon closing of the Rights Offering and the use of proceeds therefrom, the Corporation anticipates having approximately C$570 million drawn on its C$1.0 billion reserves based revolving credit facility.

At the completion of the Rights Offering and pursuant to the exercise of Rights, the Corporation issued an aggregate of 114,985,163 Common Shares, representing the maximum allotment available to holders of Common Shares at the record date of August 17, 2026. Each Right entitled the holder thereof to acquire 0.9167 of a Common Share, with no fractional Common Shares issued. Common Shares acquired pursuant to the exercise of Rights were issued at a price of C$6.74 or US$4.81 per Common Share for aggregate gross proceeds of approximately C$774 million (after conversion of U.S. dollar subscriptions). 114,041,317 Common Shares were issued under the basic subscription privilege and 943,846 Common Shares were issued under the additional subscription privilege. As a result of the oversubscription, Common Shares subscribed for pursuant to the additional subscription privilege were subject to proration in accordance with the terms of the Rights Offering, as set forth in the Corporation’s short form prospectus dated August 7, 2026. As the Rights Offering was fully subscribed, the Corporation did not utilize the previously announced standby commitment whereby certain limited partnerships comprising Waterous Energy Fund agreed to acquire any Common Shares not subscribed for under the Rights Offering. As of September 16, 2026, the Corporation had 240,413,692 Common Shares issued and outstanding.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102–Continuous Disclosure Obligations

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, contact Travis Belak, Vice President, Finance, by telephone at 403.999.5428.

Item 9	Date of Report

September 17, 2026